                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                    FORM 11-K


                   ANNUAL REPORT PURSUANT TO SECTION 15 (d) of
                       THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1993

                           Commission File No. 2-83256


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


              RELIABILITY INCORPORATED EMPLOYEE STOCK SAVINGS PLAN




B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:




                            RELIABILITY INCORPORATED
                                 16400 Park Row
                              Houston, Texas  77084
                                P. O. Box 218370
                           Houston, Texas  77218-8370

                            RELIABILITY INCORPORATED
                           EMPLOYEE STOCK SAVINGS PLAN

                                December 31, 1993

                                TABLE OF CONTENTS


Financial Statements:

   Report of Independent Auditors. . . . . . . . . . . . . . . . . . .    3
   Statements of Net Assets Available for Benefits . . . . . . . . . .    4
   Statements of Changes in Net Assets Available for Benefits. . . . .    6
   Notes to Financial Statements . . . . . . . . . . . . . . . . . . .    7


Additional Financial Information:

   Schedule 1 - Assets Held for Investment . . . . . . . . . . . . . .   21
   Schedule 2 - Nonexempt Party-In-Interest Transactions . . . . . . .   22
   Schedule 2 - Obligations in Default . . . . . . . . . . . . . . . .   22
   Schedule 2 - Leases in Default. . . . . . . . . . . . . . . . . . .   22
   Schedule 3 - Reportable Transactions. . . . . . . . . . . . . . . .   23


Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25

                            RELIABILITY INCORPORATED
                           EMPLOYEE STOCK SAVINGS PLAN



                         REPORT OF INDEPENDENT AUDITORS




The Administrative Committee
Reliability Incorporated Employee
   Stock Savings Plan


     We have audited the accompanying statements of net assets available for benefits of the Reliability Incorporated Employee Stock Savings Plan and Trust (the Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the three years ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in net assets available for benefits for the three years ended December 31, 1993, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment at December 31, 1993 and 1992, and reportable transactions for the two years ended December 31, 1993, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ERNST & YOUNG

Houston, Texas
May 12, 1994

                            RELIABILITY INCORPORATED
                           EMPLOYEE STOCK SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                            December 31
                                                        --------------------
                                                          1993         1992
                                                          ----         ----
Plan assets:
  Investment in common stock of Reliability
     Incorporated at fair value (345,362 and
     453,702 shares at cost of $1,062,723
     and $1,445,612 at December 31, 1993
     and 1992 respectively)                         $1,165,597     $  623,840

  Investment in securities of unaffiliated
     issuers:
       Money Market Fund, at fair value,
         which approximates cost (367,109 and
         -0- units at December 31, 1993 and
         1992, respectively)                           367,109              -
       Texas Commerce Bank N.A. (formerly
         Ameritrust Texas) Short-Term Invest-
         ment Funds, at fair value, which
         approximates cost (-0- and 696,997
         units at December 31, 1993 and 1992,
         respectively)                                       -        696,997

Investment (at fair value) in The Society Funds
   of Society National Bank:
       Intermediate Income Fund (8,594 and -0-
         units at cost of $85,922 and $0 at
         December 31, 1993 and 1992, respectively)      85,515              -
       Value Stock Fund (12,320 and -0- units at
         cost of $123,226 and $0 at December 31,
         1993 and 1992, respectively)                  124,428              -
       Growth Stock Fund (11,060 and -0- units
         at cost of $110,570 and $0 at December
         31, 1993 and 1992, respectively)              110,930              -
       Special Growth Stock Fund (16,459 and -0-
         units at cost of $164,345 and $0 at
         December 31, 1993 and 1992, respectively)     168,872              -
Participant Loans Outstanding:
       Loan Fund (56,098 and -0- units at cost of
         $56,098 and $0 at December 31, 1993 and
         and 1992, respectively)                        56,098              -
                                                    ----------     ----------
                                                    $2,078,549     $1,320,837






                             See accompanying notes.

                            RELIABILITY INCORPORATED
                           EMPLOYEE STOCK SAVINGS PLAN

           STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (Continued)

                                                           December 31
                                                     ------------------------
                                                     1993              1992
                                                     ----              ----

  Contributions receivable:
       Employee                                              -          7,144
       Employer                                              -          3,058
       Employer voluntary                                    -         62,508
                                                    ----------     ----------
                                                             -         72,710
  Other assets                                           1,148          1,225
                                                    ----------     ----------
         Total assets                                2,079,697      1,394,772

Liabilities:
   Terminations payable                                      -         96,570
   Stock purchases pending                              47,499              -
   Other liabilities                                     1,390              -
                                                     ---------     ----------
         Total liabilities                              48,889         96,570

                                                    ----------     ----------
         Net assets available for benefits          $2,030,808     $1,298,202
                                                    ==========     ==========

























                             See accompanying notes.

                            RELIABILITY INCORPORATED
                           EMPLOYEE STOCK SAVINGS PLAN



           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                               Year Ended December 31
                                       --------------------------------------

                                           1993           1992          1991
                                           ----           ----          ----

Investment income:
  Interest                            $   18,070     $   14,277    $   23,923
  Realized gain (loss) on
    disposition of securities            111,392         78,775        (3,569)
                                      ----------     ----------    ----------
     Total investment income             129,462         93,052        20,354

Unrealized appreciation
  (depreciation) in fair value
   of investments                        644,525         49,770        86,727

Contributions:
  Employee                               176,975        129,308       138,148
  Employer                                62,892         58,819        54,597
  Employer voluntary                      41,841         62,508        61,633
                                      ----------     ----------    ----------
     Total contributions                 281,708        250,635       254,378

Withdrawals and terminations            (312,896)      (134,748)      (84,703)

Fees and expenses                        (10,193)             -             -
                                      ----------     ----------    ----------

     Net increase                        732,606        258,709       276,756

Net assets available for benefits
  at beginning of year                 1,298,202      1,039,493       762,737
                                      ----------     ----------    ----------
     Net assets available for
      benefits at end of year         $2,030,808     $1,298,202    $1,039,493
                                      ==========     ==========    ==========










                             See accompanying notes.

                            RELIABILITY INCORPORATED
                           EMPLOYEE STOCK SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1993

NOTE A - PARTICIPATION AND CONTRIBUTIONS

In July 1983, Reliability Incorporated (the "Company" or "Employer") adopted an Employee Stock Savings Plan and Trust (the "Plan"). Under the Plan, employees of the Company who meet the requirements described below are eligible to participate in the Plan.

The Plan is administered by an Administrative Committee (the "Committee") appointed by the Board of Directors of the Company. All assets of the Plan are held under discretionary trust agreements.

United States employees of the Employer who have attained the age of 21 and have completed 1 year of service, as defined in the Plan, become a member ("Member") of the Plan on January 1 or July 1 following the date on which they became eligible and may elect to make contributions to the Plan as described below. A Member's election to make contributions is entirely voluntary, and each Member assumes all investment risks connected with the securities held for his account by the Trustee.

Under the Plan, a Member may contribute, through payroll deductions, an amount ("Employee Contribution") equal to 2 to 15 percent of defined compensation. The employee may further elect to have all or a portion of his contributions not be subject to federal income taxes under Section 401(k) of the Internal Revenue Code. Defined compensation excludes bonuses, commissions, shift differentials, overtime premiums, and similar payments. Participants may increase or decrease contribution percentages monthly.

The Employer matches the Employee Contribution by an amount ("Employer Contribution") equal to 50 percent of the Employee Contributions but not more than 2 percent of the employee's defined compensation. Also, the Employer annually contributes to employed Members a supplemental amount ("Employer Voluntary Contribution") equal to 1 percent of the Members' defined compensation for the period during which they were Members.

A Member receives a vested interest in the balances in the Employer Accounts (Employer Contribution and Employer Voluntary Contributions plus allocated earnings and realized and unrealized gains and losses thereon) based upon years of service (as defined in the Plan) as follows:

                                                          Vested interest in
       Years of Service                                    Employer Accounts
       ----------------                                   ------------------
        Less than 3                                                0%
             3                                                    20%
             4                                                    40%
             5                                                    60%
             6                                                    80%
             7                                                   100%

                            RELIABILITY INCORPORATED
                           EMPLOYEE STOCK SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                                December 31, 1993

NOTE A - PARTICIPATION AND CONTRIBUTIONS - Continued

A Member always has a 100 percent vested interest in the balance in his Employee Account (Employee Contributions plus allocated earnings and realized and unrealized gains and losses thereon).

Upon death or total and permanent disability, a Member is automatically fully vested in his Employer Accounts. If the Plan is terminated by the Company, all Members become fully vested in all their accounts.

NOTE B - PLAN INVESTMENTS

A Member may elect to invest his Employee Contributions in one or more of six funds: (i) the Reliability Incorporated ("RI") Common Stock Fund; (ii) the EB Money Market Fund; (iii) the Society Intermediate Income Fund; (iv) the Society Value Stock Fund; (v) the Society Growth Stock Fund; and (vi) the Society Special Growth Stock Fund. The contribution to each fund elected may not be less than 5 percent of the employee's total contributions. The investment election for future contributions and existing fund balances may be changed daily. The minimum investment balance in any selected fund is 5% of the Employee Account.

On December 9, 1992, the Plan was amended to restrict investment in the RI Common Stock Fund so as not to exceed 90% of the total fair value of the investments of the Plan.

Employee Contributions to the RI Common Stock Fund and earnings thereon are invested in the common stock of the Company, which is purchased by the Trustee in the open market or from the Company, and in temporary short-term investments. Purchases of stock from the Company are recorded at fair value at the date of purchase. The fair value of the RI Common Stock Fund is based on quoted market prices.

Employee Contributions to the EB Money Market Fund are primarily invested in high grade money market instruments. The average life of the Fund is less than 120 days and a minimum of 20% of the Fund is invested in overnight investments. The fair value of the Fund is based on the face value of the interest bearing certificates.

Employee contributions to the Society Intermediate Income Fund are invested in investment-grade debt securities issued by corporations and obligations of the U.S. Government and its agencies or instrumentalities. The Fund may also invest in preferred stocks and intends to maintain a dollar weighted average portfolio maturity of approximately three to eight years. The fair value of the Fund is based on quoted market prices of those securities of which it is comprised.

                            RELIABILITY INCORPORATED
                           EMPLOYEE STOCK SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                                December 31, 1993

NOTE B - PLAN INVESTMENTS - Continued

Employee Contributions to the Society Value Stock Fund are primarily invested in a diversified group of common stocks with an emphasis on companies with above average total return potential. The fair value of the Fund is based on quoted market prices of those stocks of which it is comprised.

Employee Contributions to the Society Growth Stock Fund are invested in a diversified group of common stocks with an emphasis on companies with superior prospects for long-term earnings growth and price appreciation. The fair value of the Fund is based on quoted market prices of those stocks of which it is comprised.

Employee Contributions to the Society Special Growth Stock Fund are invested in common stocks of small companies with a market value of less than $1 billion and medium-sized companies with a market value of $1-$5 billion that are believed to have superior prospects for long-term earnings growth and price appreciation. The fair value of the Fund is based on quoted market prices of those stocks of which it is comprised.

Employer Contributions and Employer Voluntary Contributions are invested solely in the RI Common Stock Fund. Purchases of securities are reflected on the trade dates. A participant who is 55 years of age and who is 100% vested in his Employer Accounts may elect to have a portion of his balance in these accounts diversified to other investment funds offered under the plan. This election may be made only once during each plan year.

Administrative expenses are paid by the Plan. As of December 31, 1993, there were 142 Members in the Plan, of which 88 were making Employee Contributions.

Gains and losses realized on the sale of securities in the RI Common Stock Fund and Equity Fund are recorded on an average cost basis.

NOTE C - WITHDRAWALS AND TERMINATIONS

A Member may elect to withdraw all or a portion of his Employee Contributions (exclusive of earnings thereon) if such contributions have been made to the Plan for at least two years. If the employee elected to have his contributions treated as not subject to federal income taxes, as described in Note A, certain restrictions may apply. A Member making such an election is not permitted to make future Employee Contributions prior to the first day of the month following the expiration of one year from the date of such withdrawal.

                            RELIABILITY INCORPORATED
                           EMPLOYEE STOCK SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                                December 31, 1993

NOTE C - WITHDRAWALS AND TERMINATIONS - Continued

Upon a Member's termination of employment, the member may elect the method of distribution of his Employee and vested Employer Accounts from the following settlement options:

       (1)   Lump-sum payment or

       (2) Periodic (monthly or quarterly) installments over a period not to exceed 20 years. If distributions are payable in this manner, the Member's Employee and Employer Accounts are segregated and placed in a Distribution Account where gains, losses, and earnings thereon are allocated. The Distribution Account is invested in one of the six funds as elected by the Member as described in Note B.

Distributions of the vested portion of the Employer Accounts of terminated Members during the Plan years ending December 31, 1993 and December 31, 1992 totalled $137,768 and $27,363, respectively.

The nonvested portions of the Employer Accounts of a Member whose employment was terminated, or who has retired prior to the attainment of seven years of service, are forfeited and allocated among the other Members ($8,710 and $8,643 in 1993 and 1992, respectively) as follows:

       (1) The portion related to Employer Contributions is allocated to the Members who have made Employee Contributions through the entire Plan Year in the ratio of such Employee Contributions; and

       (2) The portion related to Employer Voluntary Contributions is allocated to those Members receiving such contributions in the ratio that each such Member's defined compensation for the Plan Year, or that portion of the Plan Year during which he was a Member of the Plan, bears to the total defined compensation for all Members for the Plan Year.

Forfeitures are not considered reductions of the Employer's Contribution or the Employer's Voluntary Contribution.

NOTE D - PARTICIPANT LOANS

Under the Plan, a participant may borrow up to the lesser of 1) $50,000, 2) 50% of his or her non-forfeitable accrued benefit or 3) the total of employee contributions and earnings. The minimum loan amount is $1,000 and the maximum loan term is five years. Loan payments are made through payroll deductions. During 1993 and 1992, $61,575 and $0, respectively, were borrowed by plan participants.

                            RELIABILITY INCORPORATED
                           EMPLOYEE STOCK SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE E - FEDERAL INCOME TAX AND ERISA

A favorable determination letter dated August 26, 1991, was received from the Internal Revenue Service for the Plan as amended on January 1, 1989 regarding its qualification under Section 401(a) of the Internal Revenue Code, and the Plan is exempt from federal income taxes under the provisions of Section 501(a) of the Internal Revenue Code. The Plan has been amended and restated since August 26, 1991 and the Plan's Administrative Committee believes that the Plan, as amended and restated, continues to be qualified. The Administrative Committee is currently in the process of obtaining a favorable determination letter for the Plan.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA) relative to participation, vesting, and the fiduciary responsibility of Plan Administrators, but is not subject to the provisions which deal with funding requirements, prohibitions against holding employer securities, or plan termination insurance.

                            RELIABILITY INCORPORATED
                           EMPLOYEE STOCK SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY EACH INVESTMENT
         FUND
                                                   December 31, 1993
                                        ---------------------------------------

                                                  Reliability     EB   Interm-
                                                 Incorporated   Money   ediate
                                        Total    Common Stock  Market   Income
                                         Plan        Fund        Fund     Fund
                                      ---------  ------------  -------  ------
Plan assets (at fair value):
   Investment in common stock of
     Reliability Incorporated
        (345,362 shares at cost
        of $1,062,723)                 $1,165,597  $1,165,597 $      - $     -

   Investment in securities of
     unaffiliated issuers:
       EB Money Market Fund
        (367,109 units at cost
        which approximates fair
        value)                            367,109      50,443  316,666

   Investment in The Society Funds
     of Society National Bank:
       Intermediate Income Fund
        (8,594 units at cost of
        $85,922)                           85,515                       85,515
       Value Stock Fund (12,320
         units at cost of $123,226)       124,428
       Growth Stock Fund (11,060
         units at cost of $110,570)       110,930
       Special Growth Stock Fund
         (16,459 units cost of
         $164,345)                        168,872
       Loan Fund (56,098 units at
         cost which approximates
           fair value)                     56,098
                                        ---------  ----------  -------  ------
                                        2,078,549   1,216,040  316,666  85,515

Other assets                                1,148          20      938      21
                                        ---------  ----------  -------  ------
     Total Assets                       2,079,697   1,216,060  317,604  85,536

Liabilities:
   Pending Purchases                       47,499      47,499
   Fees and Expenses                        1,390         997      145      38
                                        ---------  ----------  -------  ------
     Total Liabilities                     48,889      48,496      145      38
                                        ---------  ----------  -------  ------
Net Assets Available for Benefits       2,030,808   1,167,564  317,459  85,498
                                        =========  ==========  =======  ======

                            RELIABILITY INCORPORATED
                           EMPLOYEE STOCK SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE E - STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY EACH INVESTMENT
         FUND - Continued

                                                   December 31, 1993
                                        ---------------------------------------
                                                               Special
                                        Value       Growth     Growth
                                        Stock       Stock       Stock     Loan
                                         Fund        Fund       Fund      Fund
                                        ------      -------    -------    ----
Plan assets (at fair value):
   Investment in common stock of
     Reliability Incorporated
        (345,362 shares at cost
        of $1,062,723)

   Investment in securities of
     unaffiliated issuers:
       EB Money Market Fund
        (367,109 units at cost
        which approximates fair
        value)

Investment in The Society Funds
   of Society National Bank
     Intermediate Income Fund
       (8,594 units at cost
       of $85,922)
     Value Stock Fund (12,320
       units) at cost of $123,226)        124,428
     Growth Stock Fund (11,060
       units at cost of $110,570)                   110,930
     Special Growth Stock Fund
       (16,459 units cost of
       $164,345)                                               168,872
     Loan Fund (56,098 units at
       cost which approximates
       fair value)                                                      56,098
                                        ---------  ----------  -------  ------
                                          124,428     110,930  168,872  56,098
Other assets                                   54          45       70       -
                                        ---------  ----------  -------  ------
     Total Assets                         124,482     110,975  168,942  56,098

Liabilities:
   Pending Purchases                            -           -        -       -
   Fees and Expenses                           76          62       72       -
                                        ---------  ----------  -------  ------
     Total Liabilities                         76          62       72       -
                                        ---------  ----------  -------  ------
Net Assets Available for Benefits         124,406     110,913  168,870  56,098
                                        =========  ==========  =======  ======

                            RELIABILITY INCORPORATED
                           EMPLOYEE STOCK SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY EACH INVESTMENT
         FUND - Continued

                                               December 31, 1992
                                     ---------------------------------------
                                              Reliability
                                             Incorporated               Short-
                                     Total   Common Stock     Equity     Term
                                      Plan       Fund          Fund      Fund
                                     ------  ------------     ------    ------

Plan assets:
   Investment in common stock of
     Reliability Incorporated at
     fair value (453,702 shares
     at cost of $1,445,612)         $  623,840   $623,840   $      -  $      -
   Investment in securities of
     unaffiliated issuers:
       Ameritrust Texas Short-
         Term Investment Funds,
         at fair value, which
         approximates cost
         (696,997 units)               696,997      5,032    359,655   332,310
                                    ----------   --------   --------  --------
                                     1,320,837    628,872    359,655   332,310

   Contributions receivable:
     Employee                            7,144      1,140      3,089     2,915
     Employer                            3,058      3,058          -         -
     Employer voluntary                 62,508     62,508          -         -
                                    ----------   --------   --------  --------
                                        72,710     66,706      3,089     2,915
   Other assets                          1,225         26        131     1,068
                                    ----------   --------   --------  --------
       Total assets                  1,394,772    695,604    362,875   336,293

Liabilities:
   Terminations payable                 96,570     57,598     20,034    18,938
                                    ----------     -------- --------  --------
       Net assets available
         for benefits               $1,298,202   $638,006   $342,841  $317,355
                                    ==========   ========   ========  ========

                            RELIABILITY INCORPORATED
                           EMPLOYEE STOCK SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY EACH
          INVESTMENT FUND - Continued

                                                 December 31, 1993
                                      ---------------------------------------

                                                Reliability      EB    Interm-
                                               Incorporated    Money    ediate
                                       Total   Common Stock   Market    Income
                                        Plan       Fund         Fund      Fund
                                      -------  ------------   -------   ------

Investment income:
   Interest                          $   18,070  $      452  $ 15,722   $  263
   Realized gain on disposition
     of securities                      111,392      98,335         -    1,467
                                     ----------  ----------   -------   ------
       Total investment income          129,462      98,787    15,722    1,730

Unrealized appreciation
   (depreciation) in fair value
     of investments                     644,525     638,843         -     (407)

Contributions:
   Employee                             176,975      11,215    40,746   24,163
   Employer                              62,892      62,892         -        -
   Employer voluntary                    41,841      41,841         -        -
                                      ---------  ----------   -------   ------
                                        281,708     115,948    40,746   24,163

Withdrawals and terminations           (312,896)   (105,651) (201,411)  (2,106)

Fees and expenses                       (10,193)     (6,560)   (2,284)    (254)

Investment transfers                          -    (198,657)  496,907   64,616
Transfers (to) from Loan Fund                 -      (4,442)  (40,931)  (2,244)
Forfeitures                                   -      (8,710)    8,710        -
                                      ---------  ----------   -------   ------
Net increase (decrease)                 732,606     529,558   317,459   85,498

Net assets available for benefits
   at beginning of year               1,298,202     638,006         -        -
                                      ---------  ----------   -------   ------
Net assets available for benefits
   at end of year                    $2,030,808  $1,167,564  $317,459  $85,498
                                     ==========  ==========  ========  =======

                            RELIABILITY INCORPORATED
                           EMPLOYEE STOCK SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY EACH
          INVESTMENT FUND - Continued

                                                 December 31, 1993
                                      ---------------------------------------
                                                              Special
                                            Value    Growth   Growth
                                            Stock    Stock     Stock      Loan
                                             Fund     Fund     Fund       Fund
                                           ------   -------   -------     ----

Investment income:
   Interest                              $    141  $     71  $     55  $ 1,366
   Realized gain on disposition
     of securities                          3,346     2,653     5,591        -
                                         --------  --------  --------  -------
       Total investment income              3,487     2,724     5,646    1,366

Unrealized appreciation
   in fair value of investments             1,202       360     4,527        -

Contributions:
   Employee                                27,126    49,945    23,780        -
   Employer                                     -         -         -        -
   Employer voluntary                           -         -         -        -
                                         --------  --------  --------  -------
                                           27,126    49,945    23,780        -

Withdrawals and terminations               (1,043)   (2,401)     (284)       -

Fees and expenses                            (432)     (354)     (309)       -

Investment transfers                       98,316    63,746   135,268
Transfers (to) from Loan Fund              (4,250)   (3,107)      242   54,732
Forfeitures                                     -         -         -        -
                                         --------  --------  --------  -------
Net increase (decrease)                   124,406   110,913   168,870   56,098

Net assets available for benefits
   at beginning of year                         -         -         -        -
                                         --------  --------  --------  -------
Net assets available for benefits
   at end of year                        $124,406  $110,913  $168,870  $56,098
                                         ========  ========  ========  =======

                            RELIABILITY INCORPORATED
                           EMPLOYEE STOCK SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY EACH
          INVESTMENT FUND - Continued

                                                 December 31, 1993
                                      ---------------------------------------
                                                                    Short-
                                                     Equity          term
                                                      Fund           Fund
                                                     ------         ------

Investment income:
   Interest                                      $        -      $       -
   Realized gain (loss) on
     disposition of securities                            -              -
                                                 ----------      ---------
       Total investment income                            -              -

Unrealized appreciation
   (depreciation) in fair value
     of investments                                       -              -

Contributions:
   Employee                                               -              -
   Employer                                               -              -
   Employer voluntary                                     -              -
                                                 ----------      ---------

Withdrawals and terminations                              -              -

Fees and expenses                                         -              -

Investment transfers                               (317,355)      (342,841)
Transfers (to) from Loan Fund                             -              -
Forfeitures                                               -              -
                                                 ----------      ---------
Net increase (decrease)                            (317,355)      (342,841)

Net assets available for benefits
   at beginning of year                             317,355        342,841
                                                 ----------      ---------

Net assets available for benefits
   at end of year                                $        -      $       -
                                                 ==========      =========

                            RELIABILITY INCORPORATED
                           EMPLOYEE STOCK SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY EACH
          INVESTMENT FUND - Continued

                                               December 31, 1992
                                     ---------------------------------------
                                              Reliability
                                             Incorporated               Short-
                                     Total   Common Stock     Equity     Term
                                      Plan       Fund          Fund      Fund
                                     ------  ------------     ------    ------

Investment income:
   Interest                         $   14,277   $    644   $    821  $ 12,812
   Realized gain (loss) on
     disposition of securities          78,775     (5,020)    83,795         -
                                    ----------   --------   --------  --------
     Total investment
       income (loss)                    93,052     (4,376)    84,616    12,812

Unrealized appreciation
   (depreciation) in fair
   value of investments                 49,770    110,017    (60,247)        -

Contributions:
   Employee                            129,308     30,502     51,364    47,442
   Employer                             58,819     58,819          -         -
   Employer voluntary                   62,508     62,508          -         -
                                    ----------   --------   --------  --------
                                       250,635    151,829     51,364    47,442

Withdrawals and terminations          (134,748)   (59,228)   (35,399)  (40,121)

Investment transfers                         -      9,911      9,250   (19,161)
                                    ----------   --------   --------  --------

   Net increase                        258,709    208,153     49,584       972

Net assets available for
   benefits at beginning
   of year                           1,039,493    429,853    293,257   316,383
                                    ----------   --------   --------  --------
Net assets available for
   benefits at end of year          $1,298,202   $638,006   $342,841  $317,355
                                    ==========   ========   ========  ========

                            RELIABILITY INCORPORATED
                           EMPLOYEE STOCK SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY EACH
         INVESTMENT FUND - Continued

                                               December 31, 1991
                                     ---------------------------------------
                                              Reliability
                                             Incorporated               Short-
                                     Total   Common Stock     Equity     Term
                                      Plan       Fund          Fund      Fund
                                     ------  ------------     ------    ------

Investment income:
   Interest                         $   23,923   $  1,873   $  3,957  $ 18,093
   Realized gain (loss) on
     disposition of securities          (3,569)   (11,204)     7,635         -
                                    ----------   --------   --------  --------
     Total investment
       income (loss)                    20,354     (9,331)    11,592    18,093

Unrealized appreciation in
   fair value of investments            86,727     34,200     52,527         -

Contributions:
   Employee                            138,148     29,983     48,369    59,796
   Employer                             54,597     54,597          -         -
   Employer voluntary                   61,633     61,633          -         -
                                    ----------   --------   --------  --------
                                       254,378    146,213     48,369    59,796

Withdrawals and terminations           (84,703)   (32,581)   (30,496)  (21,626)

Investment transfers                         -     19,692     (8,900)  (10,792)
                                    ----------   --------   --------  --------

   Net increase                        276,756    158,193     73,092    45,471

Net assets available for
   benefits at beginning
   of year                             762,737    271,660    220,165   270,912
                                    ----------   --------   --------  --------
Net assets available for
   benefits at end of year          $1,039,493   $429,853   $293,257  $316,383
                                    ==========   ========   ========  ========

                        ADDITIONAL FINANCIAL INFORMATION

                                            RELIABILITY INCORPORATED
                                           EMPLOYEE STOCK SAVINGS PLAN

                                     SCHEDULE 1 - ASSETS HELD FOR INVESTMENT

                                                                  December 31
                                     ---------------------------------------------------------------------
                                                   1993                                     1992
                                    -----------------------------------        ------------------------------
                                    Shares                       Fair         Shares                    Fair
                                   or Units        Cost          Value       or Units        Cost       Value
                                   --------        ----          ------      --------        ----       ------
Common stocks:
 Reliability Incorporated           345,362    $1,062,723    $1,165,597       453,702    $1,445,612   $623,840
                                               ----------    ----------                  ----------   --------
Investment in The Society Funds
 of Society National Bank:
    Intermediate Income Fund          8,594        85,922        85,515             -             -          -
    Value Stock Fund                 12,320       123,226       124,428             -             -          -
    Growth Stock Fund                11,060       110,570       110,930             -             -          -
    Special Growth Stock Fund        16,459       164,345       168,872             -             -          -
                                               ----------    ----------                  ----------  ---------
                                                  484,063       489,745
                                               ----------    ----------                  ----------  ---------
Short-term investment funds:
    EB Money Market Fund            367,109       367,109       367,109             -             -          -
    Ameritrust Texas Money
       Market Fund                        -             -             -       696,997       696,997    696,997
                                               ----------    ----------                  ----------  ---------
                                                  367,109       367,109                     696,997    696,997
                                               ----------    ----------                  ----------  ---------
Loan Fund                            56,098        56,098        56,098             -             -          -
                                               ----------    ----------                  ----------  ---------

    TOTAL INVESTMENTS                          $1,969,993    $2,078,549                  $2,142,609 $1,320,837
                                               ==========    ==========                  ========== ==========


                                             See accompanying notes.

                                                       21

                            RELIABILITY INCORPORATED
                           EMPLOYEE STOCK SAVINGS PLAN

                                December 31, 1993

                                   SCHEDULE 2



Nonexempt party-in-interest transactions: There were no transactions involving a party-in-interest as defined by the Employee Retirement Income Security Act in Title I, Sec. 3(14) during the years ended December 31, 1993 and 1992, which were not disclosed elsewhere in the financial statements, notes, or schedules.

Obligations in default: There were no loans or fixed income obligations in default or uncollectible at December 31, 1993 and 1992.

Leases in default: There were no leases in default or uncollectible at December 31, 1993 and 1992.



































                             See accompanying notes.

                            RELIABILITY INCORPORATED
                           EMPLOYEE STOCK SAVINGS PLAN

                      SCHEDULE 3 - REPORTABLE TRANSACTIONS

                                                 1993
                       ---------------------------------------------------
                       Purchases   Dispositions  Dispositions Gain(Loss) on
                         Price        Cost          Price      Dispositions
                       ---------   ------------  ------------  ------------

Common stocks:
   Reliability
     Incorporated     $  150,140 (1) $  227,054   $  327,179 (2)     $100,125
                      ==========     ==========   ==========         ========

Investment in The
   Society Funds of
   Society National
     Bank:
     Intermediate
       Income Fund       171,068 (3)     85,146       86,613 (4)        1,467
     Value Stock Fund    242,701 (5)    119,475      122,821 (6)        3,346
     Growth Stock Fund   220,901 (7)    110,332      112,985 (8)        2,653
     Special Growth
       Stock Fund        300,427 (9)    136,081      141,672(10)        5,591
                      ----------     ----------   ----------         --------
                      $  935,097     $  451,034   $  464,091         $ 13,057
                      ==========     ==========   ==========         ========

Short-term investment
   funds:
     EB Money Market
       Fund           $1,407,566(11) $1,040,456   $1,040,456(12)     $      -
     Ameritrust Texas
       Money Market
         Fund                  -        696,997      696,997(13)            -
                      ----------     ----------   ----------         --------
                      $1,407,566     $1,737,453   $1,737,453         $      -
                      ==========     ==========   ==========         ========

Number of transactions:

 (1) -   15          (2) -  22
 (3) -   27          (4) -  15
 (5) -   34          (6) -  19
 (7) -   29          (8) -  26
 (9) -   34         (10) -  16
(11)    125         (12) - 149
(13) -    1





                             See accompanying notes.

                            RELIABILITY INCORPORATED
                           EMPLOYEE STOCK SAVINGS PLAN

                      SCHEDULE 3 - REPORTABLE TRANSACTIONS

                                          1992
                    -------------------------------------------------------
                       Purchases   Dispositions  Dispositions Gain(Loss) on
                         Price        Cost          Price      Dispositions
                       ---------   ------------  ------------  ------------

Common stocks:
   Reliability
   Incorporated        $  143,430 (1)  $  7,054      $  2,034 (2)    $ (5,020)
                       ==========      ========      ========        ========

Equity funds:
   Ameritrust Texas
     Stock Fund        $   11,000 (3)  $ 87,915      $124,970 (4)    $ 37,055
   Ameritrust Texas
     Value Stock Fund      11,699 (5)    95,191       122,613 (6)      27,422
   Ameritrust Texas
     Special  Situation
     Stock Fund             9,800 (7)    40,534        56,838 (8)      16,304
   Ameritrust Texas
     International
     Stock Fund             2,400 (9)    30,255        33,269(10)       3,014
                       ----------      --------      --------        --------
                       $   34,899      $253,895      $337,690        $ 83,795
                       ==========      ========      ========        ========

Short-term investment
   funds:
     Ameritrust Texas
     Cash Management
       Fund            $    1,480(11)  $338,446      $338,446(12)    $      -
    Ameritrust Texas
      Money Market
        Fund            1,129,032(13)   432,035       432,035(14)           -
                       ----------      --------      --------        --------
                       $1,130,512      $770,481      $770,481        $      -
                       ==========      ========      ========        ========


Number of transactions:

(1)  -   15         (8)   -    1
(2)  -    1         (9)   -    2
(3)  -    3         (10)  -    1
(4)  -    1         (11)  -    2
(5)  -    3         (12)  -    5
(6)  -    1         (13)  -  114
(7)   -   3         (14)  -   71


                             See accompanying notes.

                            RELIABILITY INCORPORATED
                           EMPLOYEE STOCK SAVINGS PLAN

                                   SIGNATURES
                                   ----------

       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

TEXAS COMMERCE BANK, N.A.
TRUSTEE


/s/ William L. Jones
- - --------------------
Vice President                                           Date:  June 6, 1994



RELIABILITY INCORPORATED EMPLOYEE
STOCK SAVINGS PLAN AND TRUST



/s/ L. Nelson Mower, Jr.
- - ------------------------
Administrative Committee Member                          Date:  June 6, 1994